Cresud Sociedad Anónima Comercial, Inmobiliaria, Financiera y Agropecuaria Announces Submission of Draft Registration Statement for Proposed Rights Offering

BUENOS AIRES, ARGENTINA – February 12, 2021 –Cresud Sociedad Anónima Comercial, Inmobiliaria, Financiera y Agropecuaria (the “Company”) (NASDAQ: CRESY) announced today that it has submitted an amended draft registration statement on Form F-3 to the U.S. Securities and Exchange Commission relating to a proposed offering to holders of record on February 19, 2021 of (i) American Depositary Shares (“ADSs”) representing its common shares, of rights to subscribe for 0.1794105273 new ADSs for every ADS held of record, and (ii) its common shares, of rights to subscribe for 0.1794105273 new common shares for every common share held of record. In addition, the proposed offering contemplates that each ADS holder will receive, free of charge, for each new ADS that it purchases pursuant to the exercise of such rights, 10 warrants, and that each holder of common shares will receive, free of charge, for each new common share that it purchases pursuant to such rights, one warrant. Each warrant will entitle the holder thereof to purchase one additional common share.

The non-binding indicative subscription price for each new ADS or common share in the proposed offering is US$4.72 and US$ 0.472, respectively. The subscription period for the rights to acquire ADSs is expected to be from February 22, 2021 to March 2, 2021. The subscription period for the rights to acquire common shares is expected to be from February 22, 2021 to March 5, 2021. The definitive subscription price is expected to be published in the bulletin of the Buenos Aires Stock Exchange and released to PR Newswire on or about February 25, 2021.  The new ADSs and warrants acquired pursuant to the rights offering made to ADS holders are expected to be issued and made available as soon as practicable after the new common shares are deposited with the ADS depositary’s custodian in Argentina. The new common shares and warrants acquired pursuant to the rights offering made to holders of common shares are expected to be issued and made available within five business days (in New York City and Buenos Aires, Argentina) following the expiration of the common shares subscription period, which is expected to occur on or about March 5, 2021.

Cresud may terminate or cancel the proposed offering in its sole discretion at any time on or before the expiration of the common shares subscription period for any reason (including, without limitation, a change in the market price of the common shares or the ADSs). If the offering is terminated, all rights will expire without value and Cresud will promptly arrange for the refund, without interest or deduction, of all funds received from holders of common share and ADS rights. Any termination or cancellation of the rights offering will be followed as promptly as practicable by an announcement. Cresud may amend or modify the terms of the rights offering, and may extend the expiration date of the rights offering.

This press release does not constitute an offer to sell or the solicitation of an offer to buy any securities. Any offers, solicitations of offers to buy, or any sales of securities will be made in accordance with the registration requirements of the U.S. Securities Act of 1933, as amended (the “Securities Act”). A registration statement relating to these securities has been filed with the Securities and Exchange Commission but has not yet become effective. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This announcement is being issued in accordance with Rule 135 under the Securities Act.

Matters discussed in this press release contain forward-looking statements within the meaning of Section 27A of the Securities Act, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”), that involve substantial risks and uncertainties, including but not limited to the risk that the definitive subscription price may be higher than the non-binding indicative subscription price. In addition to the risks and factors identified above, reference is also made to other risks and factors detailed in reports filed by Cresud with the Securities and Exchange Commission. Cresud cautions that the foregoing factors are not exclusive. Cresud undertakes no obligation to publicly update or revise any forward-looking statement in this or any prior forward-looking statements whether as a result of new information, future developments or otherwise.